EXHIBIT "C"

                     CERTIFICATE OF DESIGNATION, PREFERENCES
                               AND OTHER RIGHTS OF
                    SERIES A AND SERIES B PREFERRED STOCK OF
                         WESTERN POWER & EQUIPMENT CORP.

            The undersigned, duly authorized officers of Western Power & Equipment Corp., a Delaware corporation (the "Corporation"), do hereby certify:

            1. The Certificate of Incorporation of the Corporation, provides the following: (A) authorization for the issuance of Ten Million (10,000,000) shares of Preferred Stock with a par value of $.01 each, and (B) the authorization of the Board of Directors to cause the issuance, from time to time, of preferred shares in one or more series. The Board of Directors is expressly vested with the right:

            "to provide for the issuance of Preferred Stock and in connection therewith to fix by resolution providing for the issue of such series, the number of shares to be included and such of the preferences and relative participating, optional or other special rights and limitations of such series, including, without limitation, rights of redemption or conversion into Common Stock to the fullest extent now or hereafter permitted by the Delaware General Corporation Law."

            2. The Board of Directors of the Corporation, pursuant to the authorization of the Board of Directors expressly vested in it as aforesaid, on May __, 2001 adopted the following resolution:

                  RESOLVED, that 1,000,000 of the Corporation's authorized
            shares of Preferred Stock, shall be designated "Series A Preferred Stock", par value $.01 per share, and shall have the rights, designation and preferences set forth in the Certificate of Designation which is annexed hereto as Exhibit "A", the form and the terms of which are hereby approved.

            3. The Board of Directors of the Corporation, pursuant to the authorization of the Board of Directors expressly vested in it as aforesaid, on May __, 2001 adopted the following resolution:

                  RESOLVED, that 2,500,000 of the Corporation's authorized
            shares of Preferred Stock, shall be designated "Series B Preferred Stock", par value $.01 per share, and shall have the rights, designation and preferences set forth in the Certificate of Designation which is annexed hereto as Exhibit "A", the form and the terms of
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            which are hereby approved.

            IN WITNESS WHEREOF, Western Power & Equipment Corp. has caused this Certificate to be signed by C. Dean McLain, its President and Mark J. Wright, its Secretary, this ___ day of May __ 2001.

Attest:                                   WESTERN POWER & EQUIPMENT CORP.


____________________________              By:___________________________________
Mark J. Wright                               C. Dean McLain
Secretary                                    President

(SEAL)


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

                                   EXHIBIT "A"

1. Designation, Amount and Par Value

      The Board of Directors hereby designates the following two series of preferred stock: "Series A Convertible Preferred Stock" and "Series B Convertible Preferred Stock" (collectively, the "Preferred Stock"). The authorized number of shares shall be 1,000,000 shares of Series A Convertible Preferred Stock and 2,500,000 shares of Series B Convertible Preferred Stock . Each share of Series A Convertible Preferred Stock shall have a par value of $0.01 and a stated value (the "Series A Stated Value") equal to the sum of $2.00 plus all accrued dividends to the date of determination. Each share of Series B Convertible Preferred Stock shall have a par value of $0.01 and a stated value (the "Series B Stated Value") equal to the sum of $10.00 plus all accrued dividends to the date of determination

2. Dividends.

      A. The holder of each share of Series A Convertible Preferred Stock, par value $.01, shall be entitled to receive, out of funds legally available for that purpose, cumulative dividends accruing from and after the date of the Final Closing of the Private Offering of its ten (10%) percent convertible promissory notes, (the "Series A Commencement Date") equal to the rate of five (5 %) percent of the Stated Value per share per annum, and no more, payable in shares of Series A Preferred Stock in quarterly installments. All dividends declared upon the Series A Convertible Preferred Stock shall be declared pro rata per share. If any dividend with respect to the Series A Convertible Preferred Stock would otherwise result in a fractional share, such fractional share shall be rounded up to the nearest whole share if equal to or greater than a one half (.5) share. Such fractional share shall be rounded down to the nearest whole share if less than a one half (.5) share. Shares of Series A Convertible Preferred Stock issued in payment of dividends shall be valued at the time of such payment of dividends at the Series A Stated Value.

      B. The holder of each share of Series B Convertible Preferred Stock, par value $.01, shall be entitled to receive, out of funds legally available for that purpose, cumulative dividends accruing after October 31, 2001, (the "Series B Commencement Date") equal to the rate of five (5%) percent of the Stated
Value per share per annum, and no more, payable in shares of Series B Convertible Preferred Stock in quarterly installments. All dividends declared upon the Preferred Stock shall be declared pro rata per share. If any dividend with respect to the Series B Convertible Preferred Stock would otherwise result in a fractional share, such fractional share shall be rounded up to the nearest whole share if equal to or greater than a one half (.5) share. Such fractional share shall be rounded down to the nearest whole share if less than a one half (.5) share. Shares of Series B Preferred Stock issued in payment of dividends shall be valued at all times at the Series B Stated Value.

      C. Accrued dividends for the period commencing with the Series A Commencement Date

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and the Series B Commencement Date (jointly, the "Commencement Dates") and terminating with the date upon which the stockholders of the Corporation approve the conversion of the Preferred Stock into Common Stock (the "Shareholder Approval Date") shall be payable on the last day of each quarter of the Corporation's fiscal year commencing with January 31, 2002. The Preferred Stock shall be entitled to cumulative dividends which shall be deemed to accrue from the Commencement Dates whether or not earned or declared and whether or not there shall be net profits or net assets of the Corporation legally available for the payment of such dividends. Any unpaid dividends upon the Preferred Stock shall not bear interest. No dividends shall be declared, paid or set apart for payment on any other stock of the Corporation (the "Other Stock"), including but not limited to, the Corporation's common stock, $.001 par value (the "Common Stock"), no distribution shall be made on the Other Stock (other than dividends on the Common Stock payable in Common Stock) or any sum or sums set aside for or applied to the purchase or redemption of any shares of Other Stock for any reason prior to the full payment of cumulative dividends due with respect to the Preferred Stock.

3. Rights upon Liquidation, Dissolution or Winding Up.

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled, on a pro rata basis, to be paid out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, prior to any payment being made to the holders of shares of Other Stock, an amount equal to the Stated Value per share of Preferred Stock, plus an amount equal to the sum of all accumulated and unpaid dividends through the date fixed for the payment of the distribution on the shares of the Preferred Stock. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amounts to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of assets in proportion to their respective ownership of Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation, after payment shall have been made to the holders of shares of Preferred Stock of the full amount to which they shall be entitled, the holders of all other classes and series of the capital stock of the Corporation, to the exclusion of the holders of shares of the Preferred Stock, shall be entitled to share on a pro rata basis, according to their respective rights and preferences, in all remaining assets of the Corporation available for distribution to its stockholders. The consolidation or merger of the Corporation with or into one or more other corporations, or the sale or transfer by the Corporation of all or substantially all of its assets shall not be deemed to be a liquidation, dissolution or winding up of the Corporation.

4. Voting.

      (A) Except as otherwise set forth in Paragraph "B" of this Article "4" of this Exhibit "A" to the Certificate of Designation, Preferences and Other Rights of Series A and Series B Preferred Stock of Western Power & Equipment Corp. (the "Certificate of Designation") or required by law, the holders of shares of Series A Preferred Stock and Series B Preferred Stock shall not have the


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right to vote upon matters submitted to the stockholders of the Corporation or to receive notice of any meeting of the stockholders of the Corporation.

      (B) The Corporation shall not, without the affirmative vote or consent of the holders of shares representing a majority of the shares of Preferred Stock then outstanding, acting as a separate class:

            (i) in any manner authorize or create any class of capital stock ranking, either as to payment of dividends or distribution of assets, prior to or on a parity with the Preferred Stock;

            (ii) in any manner, alter or change the designations, powers, preferences or rights or the qualifications, limitations or restrictions of the Preferred Stock;

            (iii) authorize the issuance of any additional Preferred Stock;

            (iv) agree to any provision in any agreement which would impose any restriction upon the Corporation's ability to honor the exercise of any rights of the holders of the Preferred Stock; or

            (v) agree or otherwise commit to take any of the actions set forth above; provided, however, that, except as otherwise provided by law, any such vote or consent as set forth in this Paragraph "B" of this Article "4" of this Exhibit "A" to the Certificate of Designation shall be sufficient authorization, by the holders of the Preferred Stock, for any such action, and when such action is effected upon such vote or consent, holders of shares of the Preferred Stock dissenting from such action shall not have any rights other than the same rights as all holders of the Preferred Stock, including, but not limited to, the right to payment for their shares by reason of this provision.

            (C) In addition to the other voting rights set forth herein, the holders of Series B Preferred Stock shall have the exclusive right, voting separately as a single class, to elect one person, to serve on the Board of Directors of the Corporation (such director is referred to as the "Preferred Stock Director"). The election of Irwin Gross or an individual to be designated by the Stockholders of SPI to serve on the Board of Directors of the Corporation as set forth in Subparagraph "(ix)" of Paragraph "(B)" of Article "20" of the Merger Agreement shall be deemed to be the Preferred Stock Director; provided, however, that if the size of the Board of Directors shall be increased to greater than five persons, then the holders of Series B Preferred Stock shall have the right to elect that number of Preferred Stock Directors so that the number of Preferred Stock Directors divided by the total number of members of the Board of Directors (the "Preferred Director Percentage") is at least equal to the Preferred Director Percentage immediately prior to the increase in the size of the Board of Directors (without regard to any vacancy that shall exist from time to time); provided further, however, that such number of Preferred Stock Directors shall be rounded down to the nearest whole number. For example, if there are five members of the Board of Directors immediately prior to the increase in the size of the Board of Directors, the Preferred Director Percentage immediately prior to the increase in the size of the Board of Directors is twenty (20%) percent. If the size of the Board subsequently increases to eight members, the holders of Series B Preferred Stock shall have the right to elect one person to serve on the Board of Directors. If the size of the Board subsequently increases to ten members, the holders of Series B Preferred Stock shall have the right


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

to elect two persons to serve on the Board of Directors. In connection with any such vote of the Series B Preferred Stock for Preferred Stock Directors, the holders of Series A Preferred Stock shall be entitled to cast one vote per share of Series B Preferred Stock held of record on the record date for the determination of the holders of Series B Preferred Stock entitled to vote on such election. The Board of Directors may not remove a Preferred Stock Director without approval of holders of shares representing a majority of the Series B Preferred Stock.

5. Conversion.

      Each holder of shares of Preferred Stock shall have the following rights with respect to the conversion of his, her or its Preferred Stock into shares of Common Stock:

      (A) Subject to, and in compliance with the provisions of this Article "5" of this Exhibit "A" to the Certificate of Designation, each holder of shares of Series A Preferred Stock outstanding shall without any action on the part of the holder thereof or the Corporation, be automatically converted into ten (10) fully paid, validly issued, and non-assessable shares of Common Stock of the Corporation, upon the occurrence of each of the following: (i) a vote of the stockholders of the Corporation which approves the Merger Agreement, and (ii) the Corporation has received the Releases from Deutsche Bank and Case Corporation contemplated by Subparagraph "(ix) of Paragraph "A" of Article "20" of the Merger Agreement.

      (B) Upon the conversion of the Series A Preferred Stock, all rights of the holders of the Preferred Stock including, but not limited to, any rights to future dividends with respect to the Preferred Stock, shall cease and the person or persons in whose name or names the certificate or certificates for the Preferred Stock are held shall be treated for all purposes as having become record owners of the Common Stock of the Corporation at that time.

      (C) Subject to, and in compliance with the provisions of this Article "5" of this Exhibit "A" to the Certificate of Designation, each holder of shares of Series B Preferred Stock outstanding shall have the right to convert such Preferred Stock, upon the occurrence of each of the following: (i) a vote of the stockholders of the Corporation which approves the conversion of each share of the Preferred Stock, into ten (10) fully paid, validly issued, and non-assessable shares of Common Stock of the Corporation, (ii) a Registration Statement contemplated by Article "4" of the Merger Agreement is declared effective by the Securities and Exhange Commission (the "SEC"), and (iii) the Corporation has received the Releases from Deutsche Bank and Case Corporation contemplated by Subparagraph "(ix) of Paragraph "A" of Article "20" of the Merger Agreement .

      (D) Subject to, and in compliance with the provisions of this Article "5" of this Exhibit "A" to the Certificate of Designation, each share of Series B Preferred Stock outstanding shall


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

without any action on the part of the holder thereof or the Corporation, be automatically converted into ten (10) fully paid, validly issued, and non-assessable shares of Common Stock of the Corporation, upon the occurrence of the three events set forth in Paragraph "(B)" of this Article "5" of this Exhibit "A" to the Certificate of Designation and the Asset Purchase Closing contemplated in Article "11" of the Merger Agreement,

      (E) Upon the conversion of the Series B Preferred Stock, all rights of the holders of the Preferred Stock including, but not limited to, any rights to future dividends with respect to the Preferred Stock, shall cease and the person or persons in whose name or names the certificate or certificates for the Preferred Stock are held shall be treated for all purposes as having become record owners of the Common Stock of the Corporation at that time.

      (F) At the time of conversion, the Corporation shall pay to the holder of record of any share or shares of Preferred Stock surrendered for conversion any accrued and unpaid cumulative dividends on the stock being converted.

      (G) The issuance of certificates for shares of Common Stock upon the conversion of Preferred Stock shall be made without charge for any tax with respect to the issuance. However, if any certificate is to be issued in a name or names other than the name or names of the holder of record of the Preferred Stock converted, the person or persons requesting the issuance shall pay to the Corporation the amount of any tax that may be payable in connection with any transfer involved in the issuance, or shall establish to the satisfaction of the Corporation that the tax has been paid or is not due and payable.

      (E) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

      (F) The Corporation shall not be required to issue fractional shares of Common Stock upon the conversion of the Preferred Stock. The number of full shares of Common Stock which shall be issued upon the conversion of the Series A Preferred Stock shall be computed upon the basis of the aggregate number of shares of Preferred Stock. If any interest in a fractional share of Common Stock would otherwise be deliverable upon conversion of the Preferred Stock, such fractional share shall be rounded up to the nearest whole share if equal to or greater than a one half (.5) share. Such fractional share shall be rounded down to the nearest whole share if less than a one half (.5) share.


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

6. Capital Changes.

      If the Corporation takes any action to increase or decrease the number of outstanding shares of Common Stock (a "Capital Change"), then the number of shares of Common Stock issuable upon the conversion of the Preferred Stock shall be proportionately increased or decreased, as the case may be, so that, upon conversion into Common Stock, the percentage interest of any holder of shares of the Preferred Stock shall not be modified from what his, her or its then current percentage interest in the Corporation would have been if the Preferred Stock had been converted into Common Stock immediately prior to any such Capital Change, effective in either case at the close of business on the date that the Capital Change becomes effective. Notwithstanding the foregoing, (i) any transaction in which securities of the Corporation are, pursuant to unanimous approval by the Board of Directors of the Corporation, issued for reasonable and fair consideration which is received by the Corporation after the date of this Exhibit "A" to the Certificate of Designation, (ii) the Private Placement (as defined in the Merger Agreement) and (iii) the issuance of any additional shares of Common Stock upon the exercise of stock options granted prior to the date of the Merger Agreement, shall be excluded from any adjustment pursuant to this Article "6" of this Exhibit "A" to the Certificate of Designation. Any Capital Change shall include, but shall not be limited to, any of the events which are set forth below:

      (A) a merger, reorganization or consolidation of the Corporation with or into another entity or entities, whether or not the Corporation is the surviving entity;

      (B) the issuance of any previously authorized or newly authorized shares of the Common Stock of the Corporation;

      (C) a recapitalization of the outstanding shares of the Common Stock of the Corporation, which has the effect of changing the percentage of shares of Common Stock which shall be received by holders of shares of the Preferred Stock upon conversion in relation to the total number of outstanding shares of the Common Stock of the Corporation;

      (D) the payment of any stock dividend or stock split;

      (E) the distribution to any holders of securities of evidences of indebtedness of the Corporation or of assets (excluding cash dividends paid from retained earnings);

      (F) the issuance after the date hereof of any stock options, warrants or other rights to acquire shares of the capital stock of the Corporation; and

      (G) if at any time or from time to time it shall appear to the Board of Directors that conditions may arise by reason of any action proposed to be taken by the Corporation, which conditions, in the opinion of the Board of Directors, are not adequately provided for by any of the other provisions of this Article "6" of this Exhibit "A" to the Certificate of Designation and which would affect the conversion rights of the holders of the Preferred Stock, the conversion ratio then in effect shall be adjusted in such manner as the Board of Directors, in its reasonable discretion, may


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

determine to be equitable under the circumstances.

      Upon the occurrence of any of the Capital Changes which are described in this Article "6" of this Exhibit "A" to the Certificate of Designation or any other event which might result in an adjustment to the number of shares of Common Stock issuable upon the conversion of the Preferred Stock (any of such Capital Changes is hereinafter referred to as an "Adjustment Event"), then, in any such event, the Corporation shall immediately take whatever measures are necessary including, but not limited to, the issuance of additional shares of Common Stock of the Corporation or a surviving entity as the case may be, to insure that the percentage interest in the Corporation of the holders of shares of Preferred Stock is not modified from the percentage of stock which the holders would own had no Adjustment Event occurred. Any adjustment which is required by this Article "6" of this Exhibit "A" to the Certificate of Designation shall be deemed effective retroactive to the date of the Adjustment Event. These adjustments shall be made successively if more than one Adjustment Event occurs. The provisions of this Article "6" of this Exhibit "A" to the Certificate of Designation shall be applicable to any Adjustment Event which occurs on or after the filing date of this Exhibit "A" to the Certificate of Designation with the Secretary of State of the State of Delaware, which shall occur on the Closing Date (as defined pursuant to the Merger Agreement).

7. Right to Put Shares.

      (A) If the Series B Preferred Stock has not been converted into shares of Common Stock pursuant to Article "5" of this Exhibit "A" to the Certificate of Designation, each holder of shares of Series B Preferred Stock (individually, a "Series B Preferred Holder") shall have the right, to be exercised as provided for in Paragraph "B" of this Article "7" of this Exhibit "A" to the Certificate of Designation, at any time and from time to time after September 30, 2002, to require the Corporation, upon the terms and conditions set forth in this Article "7" of this Exhibit "A" to the Certificate of Designation, to repurchase his, her or its shares of Series B Preferred Stock (the "Put Option"), in whole or in part, by paying to the Preferred Holders an aggregate of $7,000,000 which, based upon 2,235,000 shares initially issued and outstanding, shall equal approximately three dollars and thirteen cents ($3.13) for each share of Series B Preferred Stock owned, plus any accrued and unpaid dividends;

      (B) The Put Option shall be exercised by written notice (the "Put Notice") from the Preferred Holder to the Corporation at 4601 N.E. 77th Avenue, Suite 200, Vancouver, WA, 98662, sent by either (i) certified mail, postage prepaid, return receipt requested, (ii) overnight delivery with confirmation of delivery or (iii) facsimile transmission with an original mailed by first class mail, postage prepaid, demanding that the Corporation purchase the number of shares of Series B Preferred Stock specified in the Put Notice.

      (C) The closing of any purchase by the Corporation of shares of Series B Preferred Stock pursuant to any exercise of a Put Option shall be held at the offices of the Corporation upon a date selected by the Corporation, but not later than thirty (30) days after delivery by the Preferred Holder


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to the Corporation of a Put Notice relating to the shares of Series B Preferred
Stock to be purchased. At the closing:

      (i) the Preferred Holder shall deliver to the Corporation the certificates representing the shares of Series B Preferred Stock to be purchased, duly endorsed for transfer or accompanied by stock powers transferring the shares.

      (ii) the Preferred Holder shall provide the Corporation with certification in a form acceptable to the Corporation's counsel that the shares of Series B Preferred Stock conveyed are free and clear of all liens, encumbrances, charges and other claims.

      (iii) the Corporation shall pay the Purchase Price to the Preferred Holder by delivery of the Corporation's check payable to the Preferred Holder.

      The right to put the Series B Preferred Stock which is set forth in this Article "7" of this Exhibit "A" to the Certificate of Designation is subject to the condition precedent that both Deutsche Financial Services ("DFS") and Case Corporation ("Case") , or any successor secured creditor to either of DFS or Case (DFS, Case or any successor secured creditor are hereinafter collectively referred to as the "Secured Creditors"), shall give their written consent to this Article "7" of this Exhibit "A" to the Certificate of Designation; if any of the Secured Creditors shall fail to give such consent, this Article "7" of this Exhibit "A" to the Certificate of Designation shall be of no force and effect and shall be null and void.


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